Exhibit 99.1
LEE KEELING AND ASSOCIATES, INC.
PETROLEUM CONSULTANTS
First Place Tower
15 East Fifth Street Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 Fax: (918) 587-2881
www.lkaengineers.com

October 1, 2015

HRG Group, Inc.
450 Park Avenue, 29th Floor
New York, New York 10022

Compass Production Partners, LP
15601 Dallas Parkway, Suite 900
Addison, Texas 75001

Attention:        CEO and President

Re:    Estimated Proved Reserves and
Future Net Cash Flow
Constant Pricing
Interests Owned by
Compass Production Partners, LP

Gentlemen:

In accordance with your request, we have prepared for inclusion in your annual report an estimate of the proved reserves and future net cash flow attributable to the interests owned by Compass Production Partners, LP (Compass) located in the states of Louisiana and Texas. Compass is wholly owned by HRG Group, Inc. This report was prepared according to the Securities and Exchange Commission (SEC) guidelines as published in the Federal Register January 14, 2009. It was completed on October 1, 2015, and covers 100% of the reserves attributable to Compass’ interests. The effective date of our estimate is September 30, 2015, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES				FUTURE NET CASH FLOW
RESERVE CLASSIFICATION	Oil (MBBL)	Gas (MMCF)	NGL (MBBL)	Net Equiv. (MMCFE) (1)	Total (M$)	Present Worth Disc. @10% (M$)
Proved Developed
Producing	3,663.502	269,106.500	4,807.512	319,932.58	433,348.438	229,425.688
Non-Producing	111.772	37,063.207	221.372	39,062.07	71,401.875	19,381.084
Behind-pipe	309.510	23,314.771	373.766	27,414.43	22,714.900	8,125.567
Sub-Total	4,084.784	329,484.478	5,402.650	386,409.08	527,465.213	256,932.339
Proved Undeveloped	152.713	43.547	7.827	1,006.79	3,257.307	1,484.881
Total Proved Reserves (2)	4,237.497	329,528.025	5,410.477	387,415.87	530,722.520	258,417.220

NOTES: (1) MMCFE-one million cubic feet equivalent, calculated by converting one barrel of oil to six MCF of natural gas. (2) Totals may differ from schedules due to roundoff.

Future net cash flow is the amount, exclusive of federal and state income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value. No provision has been made for the cost of plugging and abandoning the properties.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Likewise, no attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations. Accordingly, no costs have been included in the event the wells and facilities are not in compliance.

Compass’ ability to recover the estimated reserves, and estimates of reserves included in this report, may be affected by market conditions, future operations and changes in regulations.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either “proved developed” or “proved undeveloped” in accordance with the definitions of proved reserves as promulgated by the Securities and Exchange Commission. These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” “proved developed non-producing” and “proved developed behind-pipe.”

Proved Developed Producing Reserves are those reserves expected to be recovered with reasonable certainty from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation with significant capital expenditures and reasonable certainty based on analogy to nearby wells.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered with reasonable certainty from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation with significant capital expenditures and reasonable certainty based on analogy to nearby wells.

Proved Developed Behind-Pipe Reserves are those reserves currently behind pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

The majority of the subject wells have been producing for a considerable length of time. Reserves attributable to wells with a well-defined production and/or pressure decline trend were based on extrapolation of that trend to an economic limit and/or abandonment pressure. Reserves estimated from new wells or wells recently placed on production are based on analogy to older wells producing from the same zones in the general area.

Non-producing reserves are anticipated from wells recently completed, but not yet connected to a market outlet. These reserves may be based upon volumetric calculations or analogy with offsetting properties that are producing from the same horizon in the area. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimate of these reserves.

Undeveloped reserves were based upon analogy with offsetting properties.

Our estimate of reserves used all methods and procedures considered necessary, under the circumstances, to prepare this report.

FUTURE NET CASH FLOW

Oil Income

Income from the sale of oil was estimated based on the unweighted average price for oil posted on the first day of each month for October 2014 through September 2015, using Bloomberg’s WTI crude oil spot price. This provided an average price for the prior 12-month period of $59.21 per stock tank barrel (STB) of oil. This price was held constant for the life of the evaluation. Differentials were used, where needed, to adjust the oil price. Adjustments were also made for ad valorem and state severance taxes.

Gas Income

Income from the sale of gas was estimated based on the unweighted average price for gas received on the first day of each month for October 2014 through September 2015, using Henry Hub’s gas daily spot price. This provided an average price for the prior 12-month period of $3.06 per MCF gas. This price was held constant for the life of the evaluation. Differentials were used, where needed, to adjust the gas price. Adjustments were also made for ad valorem and state severance taxes.

NGL Income

Income from the sale of natural gas liquids (NGL) was estimated using actual prices received in each area. The resulting weighted average price was $22.81 per barrel, which is approximately 38% of the $59.21 per barrel oil price.

Operating Expenses

Operating expenses were based upon actual operating costs charged the respective operators, as supplied by the staff of Compass. These expenses were reviewed by LKA and determined to be reasonable. All operating expenses were held constant throughout the life of each lease.

Future Expenses

Provisions have been made for future expenses required for recompletion and drilling. These costs are forecast based upon current estimates, regardless of the time they will be incurred.

GENERAL

The assumptions, data, methods and procedures used are appropriate for the purpose served by the report.

Information upon which this report has been based was furnished by the staff of Compass or was obtained from outside sources considered to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject interests. A representative of this firm did not inspect leases, nor were the wells tested under our supervision.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market conditions, installation of lifting equipment and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

You should be aware that state regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimate may be based.

Prices used in this report were based on the SEC formula and appear to be reasonable under present facts. The future net cash from the sale of production for the subject properties may vary from the estimates contained in this report, because of facts and situations not determinable as of the date of this report.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Neither has an attempt been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

Based upon our knowledge of current facts and conditions, the reserves presented in this report are a reasonable measure of Compass’ reserves.

The information developed during the course of this investigation, basic data, maps and worksheets show recovery determinations are available for inspection in our office.

We appreciate this opportunity to be service to you.

Yours very truly,

/s/ Lee Keeling and Associates, Inc.
Lee Keeling and Associates, Inc.

LKA7555(HRG)